UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RiT TECHNOLOGIES LTD.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.1 per share

(Title of Class of Securities)

M8215N 10 9

(CUSIP Number)

Yehuda Zisapel c/o RiT Technologies Ltd 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-6455212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2008

(Date of Event Which Requires
Filing of This Statement)

        If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF  7 PAGES

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 2 OF 7 PAGES

1	Names of Reporting Persons. Yehuda Zisapel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting Power 2,767,735*
	8	Shared Voting Power
	9	Sole Dispositive Power 2,767,735*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,767,735*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.5%**
14	Type of Reporting Person (See Instructions) IN

*Includes warrants exercisable into 201,786 Ordinary Shares and options exercisable into 60,000 Ordinary Shares.

** Based on 14,943,360 Ordinary Shares outstanding as of March 27, 2008 (includes the warrants and options exercisable into 261,786 Ordinary Shares).

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 3 OF 7 PAGES

1	Names of Reporting Persons. Retem Local Networks Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting Power 1,335,650
	8	Shared Voting Power
	9	Sole Dispositive Power 1,335,650
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,650
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%*
14	Type of Reporting Person (See Instructions) CO

* Based on 14,943,360 Ordinary Shares outstanding as of March 27, 2008 (includes the warrants and options exercisable into 261,786 Ordinary Shares).

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 4 OF 7 PAGES

Item 1.	Security and Issuer

RiT TECHNOLOGIES LTD. (the “Issuer”),

24 Raoul Wallenberg St., Tel Aviv, Israel 69719.

Ordinary Shares, nominal value NIS 0.10 per share (“Ordinary Shares”)

Item 2.	Identity and Background

Yehuda Zisapel:

(a)	Yehuda Zisapel.

(b)	24 Raoul Wallenberg St., Tel Aviv, Israel 69719.

(c)	Mr. Zisapel is a private investor and is a member of the board of directors of the Issuer and certain other companies. His principal place of business is 24 Raoul Wallenberg St. Tel Aviv, Israel 69719.

(d)	Mr. Zisapel has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Mr. Zisapel has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Israel

Retem Local Networks Ltd.:

(a)	Retem Local Networks Ltd., an Israeli corporation ("Retem" and together with Mr. Zisapel, the "Reporting Persons").

(b)	24 Raoul Wallenberg St., Tel Aviv, Israel 69719.

(c)	Retem is a holding company. Mr. Zisapel is the sole shareholder, officer and director of Retem.

(d)	Retem has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Retem has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 5 OF 7 PAGES

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.	Purpose of the Transaction

        On March 27, 2008, the Reporting Persons and two other major shareholders of the Issuer (the “Selling Shareholders”) entered into a Securities Purchase Agreement with STINS COMAN Incorporated (“STINS COMAN”), under which STINS COMAN acquired 5,122,521 Ordinary Shares which constitute the entire shareholdings of the Selling Shareholders in the Issuer. The parties also entered into an Escrow Agreement, dated March 27, 2008, which will serve to facilitate the mechanism of the closing.

        The closing of the transaction is scheduled to occur in the second quarter of 2008 and is subject to customary closing conditions. One such condition is, as required by Israeli Law, a cash tender offer (the “Offer”), which will be commenced by STINS COMAN within 30 days of the date of the Securities Purchase Agreement, to purchase Ordinary Shares of the Issuer (excluding Ordinary Shares purchased under the Securities Purchase Agreement) in an amount that will represent at least 5% of the total voting rights of the Issuer. The price of the Offer shall equal the greater of $0.86 per share and 15% above the market price of the Issuer at the time the Offer is published. There can be no assurance that the Offer will be commenced or that, if commenced, that it will be successfully completed.

        At the closing, STINS COMAN will be granted by the Selling Shareholders a right of refusal with respect to existing warrants exercisable into 302,679 Ordinary Shares with an exercise price of $1.75 per share. The purchase price of the warrants will equal the black-scholes value multiplied by the number of Ordinary Shares represented by the warrants.

        The foregoing descriptions of the Share Purchase Agreement and the Escrow Agreement are qualified in their entirety by reference to the full text of such documents, copies of which are filed as Exhibit A and Exhibit B, respectively, to this Amendment and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Yehuda Zisapel:

(a)	See item 11&13 on page 2. Mr. Zisapel’s holdings of 2,767,735 Ordinary Shares consist of the following: 1,335,650 Ordinary Shares held by Retem; 1,432,085 Ordinary Shares held directly by Mr. Zisapel including warrants to purchase 201,786 Ordinary Shares exercisable within 60 days and options exercisable into 60,000 Ordinary Shares within 60 days.

(b)	See items 7-10 on page 2.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

Retem Local Networks Ltd.

(a)	None.

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 6 OF 7 PAGES

(b)	None.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 of, and the exhibit to, this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Securities Purchase Agreement, dated March 27, 2008.

Exhibit B – Escrow Agreement, dated March 27, 2008.

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 7 OF 7 PAGES

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2008	/s/ Yehuda Zisapel —————————————— Yehuda Zisapel

Retem Local Networks Ltd. By: /s/ Yehuda Zisapel —————————————— Yehuda Zisapel Director